

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Leonard Greenstein
Chief Financial Officer
Tarsus Pharmaceuticals, Inc.
15440 Laguna Canyon Road
Suite 160
Irvine, California 92618

>   **Re: Tarsus Pharmaceuticals, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 17, 2023**
>   **File No. 001-39614**

Dear Leonard Greenstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of our Results of Operations
Research and Development Expenses, page 93

1. Please provide more disaggregated disclosures for your research and development expenses by each significant program. In this regard, we note that you disclosed at page 94 that you track your external research and development expenses on a program-by-program basis.

<u>Financial Statements</u>
<u>Note 9. Out-License Agreement, page 126</u>

2.   Please address the following comments with regard to your accounting and disclosures for your *Out-License of TP-03 Commercial Rights in Greater China* with LianBio Ophthalmology Limited.

- Describe all material terms of the agreement, including the material rights and obligations of each party.
- Provide us an analysis of your revenue recognition under ASC 606, including your determination of the performance obligations, the transaction price, the amount allocated to each performance obligation, and your revenue recognition method (i.e. over time or point in time) for each performance obligation.
- Tell us who is responsible for the achievement of additional TP-03 events discussed on page 22 which may result in additional consideration and clarify that the additional consideration is not included in the transaction price, if such is the case. Confirm that you have no further performance obligations including any clinical work with respect to either TP-03 for the treatment of Demodex blepharitis or MGD.
- Tell us if the license was determined to be distinct and your basis for it.
- Clarify how you are accounting for the drug supply agreement discussed on page 93 and provide references within ASC 606 to support your accounting treatment.
- Lastly, clarify what is included in the line item *"collaboration revenue"* in your statement of operations.

Please provide us your proposed future disclosures, as necessary.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Mary Mast at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences